08001160

Av Industrial 675
Lima 1 Perú

RECEIVED

2008 MAR -7 A 11:51

Ferreyros

82-4567

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b)

Submission of: **Other information**

Lima, March 3th ,2008

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December 31st, 2007 and our Management Report.

Sincerely yours,

Ferreyros S.A.A.

Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
MAR 13 2008
THOMSON
FINANCIAL

www.ferreyros.com.pe

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2007	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10076

Gerente División Contraloría

FERREYROS S.A.A Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2007 y 31 de Diciembre del año 2006
(En miles de nuevos soles)

Activo	Notas	Al 31 de Diciembre 2007	Al 31 de Diciembre 2006
Activo Corriente			
Efectivo y Equivalentes de efectivo		45,897	48,761
Inversiones Financieras		0	0
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	3	343,793	315,270
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar (neto)		24,586	13,280
Existencias (neto)	4	642,102	402,508
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Diferidos		2,958	5,493
Otros Activos		0	0
Total Activo Corriente		**1,059,336**	**785,312**
Activo No Corriente			
Inversiones Financieras		**39,464**	**20,826**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		36,066	18,023
Otras Inversiones Financieras		3,398	2,803
Cuentas por Cobrar Comerciales	3	48,549	40,754
Cuentas por Cobrar a Partes Relacionadas		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	5	367,541	267,292
Activos Intangibles (neto)		1,643	296
Activo por Impuesto a la Renta y Participaciones Diferidos		13,749	7,761
Crédito Mercantil		5,290	0
Otros Activos		763	99
Total Activo No Corriente		**476,999**	**337,028**
TOTAL ACTIVO		**1,536,335**	**1,122,340**

Pasivo y Patrimonio	Notas	Al 31 de Diciembre 2007	Al 31 de Diciembre 2006
Pasivo Corriente			
Sobregiros Bancarios		3,770	2,212
Obligaciones Financieras		371,676	285,436
Cuentas por Pagar Comerciales		246,535	151,613
Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		5,736	24,359
Otras Cuentas por Pagar		115,336	84,714
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**743,053**	**548,334**
Pasivo No Corriente			
Obligaciones Financieras	6	282,902	164,061
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		12,930	10,889
Total Pasivo No Corriente		**295,832**	**174,950**
Total Pasivo		**1,038,885**	**723,284**
Patrimonio Neto			
Capital		335,749	284,196
Acciones de Inversión		0	0
Capital Adicional		0	0
Resultados no Realizados		15,937	15,937
Reservas Legales		18,950	13,088
Otras Reservas		0	0
Resultados Acumulados		126,814	85,835
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz		**497,450**	**399,056**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**497,450**	**399,056**
TOTAL PASIVO Y PATRIMONIO NETO		**1,536,335**	**1,122,340**

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2007	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2006	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2007	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2006
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		494,518	378,749	1,943,539	1,430,924
Otros Ingresos Operacionales		207	90	413	3,126
Total de Ingresos Brutos		**494,725**	**378,839**	**1,943,952**	**1,434,050**
Costo de Ventas (Operacionales)		(397,911)	(288,819)	(1,536,643)	(1,104,407)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(397,911)**	**(288,819)**	**(1,536,643)**	**(1,104,407)**
Utilidad Bruta		**96,814**	**90,020**	**407,309**	**329,643**
Gastos de Ventas		(14,684)	(6,865)	(111,513)	(87,837)
Gastos de Administración		(62,283)	(45,268)	(140,633)	(110,774)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		0	3,583	0	5,520
Otros Gastos		(1,414)	0	(3,086)	0
Utilidad Operativa		**18,453**	**41,470**	**152,077**	**136,552**
Ingresos Financieros		26,363	11,304	75,208	52,826
Gastos Financieros		(13,740)	(8,720)	(47,475)	(34,361)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		5,008	(154)	13,246	2,017
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**36,084**	**43,900**	**193,056**	**157,034**
Participación de los trabajadores		(2,742)	(3,659)	(14,766)	(13,324)
Impuesto a la Renta		(9,628)	(12,577)	(51,476)	(46,164)
Utilidad (Pérdida) Neta de Actividades Continuas		**23,714**	**27,664**	**126,814**	**97,546**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**23,714**	**27,664**	**126,814**	**97,546**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		23,714	27,664	126,814	97,546
Intereses Minoritarios		0	0	0	0
		23,714	**27,664**	**126,814**	**97,546**
Utilidad (Pérdida) Neta del Ejercicio					
Utilidad (Pérdida) Básica por Acción Común	11	0.078	0.091	0.415	0.320
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Continuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2007 y 2006
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2007 al 31 de Diciembre de 2007	Del 1 de Enero de 2006 al 31 de Diciembre de 2006
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		1,936,250	1,470,413
Honorarios y Comisiones		0	2,233
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		16,382	11,647
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		25,282	54,425
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,784,316)	(1,283,334)
Remuneraciones y Beneficios Sociales		(171,686)	(161,326)
Tributos		(82,955)	(44,376)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(3,057)	(1,581)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(64,100)**	**48,101**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	142
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		11,334	16,737
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		3,331	0
Otros Cobros de Efectivo Relativos a la Actividad		129	2,377
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(7,590)	(3,654)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(79,951)	(42,435)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		0	0
Compra y desarrollo de Activos Intangibles		(6,755)	(33)
Otros Pagos de Efectivo Relativos a la Actividad		0	(301)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(79,502)**	**(27,167)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		(1,164)	0
Emisión y aceptación de Obligaciones Financieras		213,802	62,053
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(44,385)	(32,440)
Dividendos Pagados a accionistas de la Matriz		(28,420)	(10,371)
Dividendos Pagados a Intereses Minoritarios		0	(8,752)
Otros Pagos de Efectivo Relativos a la Actividad		905	148
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**140,738**	**10,638**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(2,864)**	**31,572**

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	48,761	17,189
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**45,897**	**48,761**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	126,814	97,546
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	6,474	781
Desvalorización de Existencias	4,012	(6,836)
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	50,963	32,584
Amortización de Activos Intangibles	117	5,041
Amortización de Otros Activos	0	8,982
Provisiones	28,835	0
Pérdida en Venta de Inversiones Financieras	0	(2,091)
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	41,423	28,622
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	8,114
Otros	5,985	0
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(146)	(1,145)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(13,255)	0
Impuesto a la Renta y Participación de los Trabajadores	(4,192)	5,954
Otros	(9,722)	3,528
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(12,246)	(56,123)
(Aumento) Disminución de Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	(17,290)	2,403
(Aumento) Disminución en Existencias	(306,649)	(99,978)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Diferidos	721	185
(Aumento) Disminución de Otros Activos	0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	90,146	20,104
Aumento (Disminución) de Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(56,090)	430
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(64,100)**	**48,101**

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18916

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2007 y 2006
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2006	266,178	0	0	12,303	10,075	0	26,264	0	314,820	0	314,820
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extraniero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	97,546	0	97,546	0	97,546
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	97,546	0	97,546	0	97,546
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(13,310)	0	(13,310)	0	(13,310)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	18,018	0	0	0	0	0	(18,018)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	3,634	6,805	0	(10,439)	0	0	0	0
Saldos al 31 de Diciembre de 2006	284,196	0	0	15,937	16,880	0	82,043	0	399,056	0	399,056
Saldos al 1ero. de enero de 2007	284,196	0	0	15,937	13,088	0	85,835	0	399,056	0	399,056
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extraniero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. Ingresos (gastos) reconocidos directamente en Patrimonio	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	126,814	0	126,814	0	126,814
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	126,814	0	126,814	0	126,814
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el periodo	0	0	0	0	0	0	(28,420)	0	(28,420)	0	(28,420)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,553	0	0	0	0	0	(51,553)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	5,862	0	(5,862)	0	0	0	0
Saldos al 31 de Diciembre de 2007	335,749	0	0	15,937	18,950	0	126,814	0	497,450	0	497,450

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el año 2007. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Victor Astete Palma
Gerente División de Contraloría

Hugo Sommerkamp Molinari
Gerente Central Control de Gestión y Sistemas

Lima, 29 de febrero del 2008

Ferreyros



Cuarto trimestre Año 2007

PERFIL DE LA EMPRESA

La principal línea de negocio de Ferreyros es la importación y venta o alquiler de bienes de capital, con un reconocido servicio posventa. Asimismo, tiene almacenes de repuestos a nivel nacional. La compañía ha ejecutado importantes inversiones en capacitación y entrenamiento del personal técnico, así como en infraestructura de talleres.

Ferreyros tiene la representación de marcas líderes en el mercado, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias

Orvisa S.A.

Unimaq S.A..

Fiansa S.A.

Depósitos Efe S.A.

Domingo Rodas S.A.

Mega Caucho & Representaciones S.A.C.

Ferrenergy S.A.C.

Parte importante de la estrategia de crecimiento de Ferreyros es el desarrollo de las empresas filiales de la Organización, las mismas que deben contribuir al incremento de ventas y utilidades. A efectos de lograr esto se realizaron importantes inversiones en las subsidiarias a lo largo del 2007, del orden de US$ 8.8 millones.

Las empresas filiales cumplieron con sus presupuestos, generando niveles de utilidades apropiados. Este ha sido un año record en ventas también para las subsidiarias de Ferreyros. La organización en su conjunto vendió US$ 619 millones, 40% más de lo vendido el año anterior.

Organización Ferreyros:
Evolución de las ventas
(En US$. millones)



700
560
420
280
140
0

2004	2005	2006	2007
272	337	443	619

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayores volúmenes de operaciones en la zona. Reportó al cierre del ejercicio 2007 ventas por encima de US$ 33 millones en negocios orientados, principalmente, al sector forestal, transporte fluvial y explotación de petróleo. Una parte importante de las ventas se sustentó en la renovación de un contrato de mantenimiento integral con un cliente importante del sector petrolero, operado por su filial Orvisa Servicios Técnicos S.A.C. Las utilidades del ejercicio fueron de US$ 2.3 millones.

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros, alcanzó en el año 2007 un nivel de ventas de US$51.4 millones, cifra superior en 74% a las ventas del año 2006. Este incremento estuvo basado en el crecimiento de la economía y en la adopción de la línea de construcción ligera que atendía Ferreyros hasta el 2006, incluyendo el negocio de alquiler Rentando Cat Rental Store.

Cabe destacar que en el 2007 Unimaq elevó su capital social, mediante aporte de Ferreyros, de S/. 7.5 millones a S/. 30.9 millones para sustentar su crecimiento en

FERREYROS S.A.A.

Contraloría

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

los nuevos negocios que asumía y renovar su flota de alquiler. Sus utilidades fueron de US$ 3 millones.

Fiansa S.A., nuestra subsidiaria dedicada a atender el sector metal mecánico, generó ventas de US$ 13 millones, lo que representa un crecimiento de 65%, respecto al año 2006. Las ventas consideran la ejecución de los puentes metálicos para contratistas clientes en las obras de infraestructura de la Vía de Evitamiento en Lima; la ejecución de trabajos metal mecánicos y eléctricos en Pacasmayo, así como la fabricación y montaje de estructuras metálicas en centros comerciales en el norte del país.

Depósitos Efe S.A. totalizó un volumen de ventas de US$ 700 mil, cifra 17% mayor que la registrada el 2006. Este aumentó se debió, principalmente, al incremento en el almacenaje de líquidos, consolidación de operaciones con los clientes e incorporación de clientes del sector textil, mineros y petrolero. La utilidad neta ascendió a US$ 143 mil, cifra 43% mayor que la obtenida el año anterior.

Domingo Rodas es la empresa dedicada al cultivo, procesamiento y exportación de langostinos. En el año 2007, la empresa obtuvo un nivel de ventas de S/. 12.2 millones, cifra superior en 34% a los niveles del año anterior. El incremento estuvo explicado, esencialmente, por una mayor eficiencia en el cultivo de los campos, lo que se reflejó en una mayor productividad de kilogramo por hectárea. No obstante, debido a una fuerte reducción de los precios internacionales, así como a la revaluación del nuevo sol del orden de 6.2%, la empresa no pudo obtener una adecuada rentabilidad al cierre del año.

Mega Caucho & Representaciones S.A.C. reportó, durante su primer año de operaciones, ventas por US$ 10.5 millones. Desarrolla su estrategia de ventas y servicio, principalmente, en los sectores de minería, construcción, transporte, agricultura e industria. El importante servicio de valor agregado que brinda esta empresa a los distintos sectores económicos, y el importante incremento en las ventas que obtiene año a año, la convierten en un aliado importante y estratégico para sus clientes y representados.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy Internacional Corporation, con una participación del 50% cada una. Energy Internacional tiene su sede en Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato a 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio del 2007 y ha facturado US$ 2 millones durante dichos meses.

Gestión comercial

En el 4T 2007, Ferreyros realizó una importante venta de camiones *Caterpillar* por US$ 19 millones a una empresa minera dedicada a la extracción de oro. Adicionalmente, efectuó importantes ventas de máquinas a empresas tanto del sector construcción como del sector mediana minería por US$11.2 millones y US$11.1 millones, respectivamente.

Asimismo, realizó ventas de camiones y buses *Iveco* por US$ 2.1 millones a empresas contratistas que ejecutan trabajos para empresas del sector minero.

Los productos de la línea *Caterpillar*, tanto para el mercado minero como para todos los mercados en que Ferreyros opera, representaron en el año 2006 el 89% del total de sus ventas, y han alcanzado el 87% de las mismas en el 2007, incluidos los ingresos generados por la venta de repuestos y servicio. Las máquinas y los equipos *Caterpillar* continuaron mostrando en el año 2007 altos porcentajes de participación de mercado.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestion y Sistemas

Ferreyros

Participación de Mercado

A pesar de una activa y renovada competencia en todas las líneas de productos, el crecimiento e participación de mercado de casi to líneas que comercializa Ferreyros h constante.

En maquinaría *Caterpillar* pasó de 67% en el último año. Esta p privilegiada se ha incrementado en los negocios, particularmente en maquinaria para la construción pesa la línea de cargadores de bajo pe lideró la participación con un 43%.

En la venta de tractores *Massey Ferguson* mantuvo su liderazgo comercial con una participación del mercado de 48%.

La marca de camiones *Kenworth*, casi duplicó su participación de mercado frente al año anterior de 7% a 13%, y la marca *Iveco* mantuvo 8% de participación en el segmento P4 logrado en el año anterior, y en buses la marca incrementó su participación de 0.5% a 4.2%.

Importaciones

En lo referente a las importaciones, cabe destacar que Ferreyros se ha consolidado en el primer lugar del ranking de importación de bienes de capital, con un crecimiento de 66% respecto del 2006, según reportes de Comexperú elaborados con fuentes de la Sunat.

Importaciones Bienes de Capital
Enero-Diciembre
2007/2006
(Miles de US$ CIF)

N°	RUC	RAZÓN SOCIAL	2006	2007	VAR%
1	20100027292	FERREYROS S.A.A.	224,263	372,443	66.1

El nivel de importación de bienes en el año 2007 alcanzó en el país la cifra de US$ 6,345 millones (según Comexperú). En el mismo período, Ferreyros y otras empresas de la organización han importado, en conjunto, un total de US$ 425 millones, con un crecimiento de 71.6% en comparación con US$ 248 millones del año anterior.



Perú: Importaciones de bienes de capital
(en US$ millones)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
Import
1,375
3,078
4,440
6,345

Ventas

En el año 2007 las ventas ascendieron a S/. 1,935.3 millones, en comparación con S/. 1,447.4 millones obtenidos el año anterior, lo que equivale a un incremento de 33.7%, explicado por el buen desempeño experimentado en casi todos los sectores económicos en los cuales la empresa realiza sus operaciones.

La mayor participación de los sectores económicos la mostró el sector minero, debido al aumento del precio de los minerales en el mercado internacional. Sin embargo, se debe resaltar el mayor dinamismo del sector construcción, como consecuencia del inicio de importantes obras tanto privadas como públicas y, en general, por la expansión del PBI del sector construcción, cuyo crecimiento en el año 2007 fue de aproximadamente 15%. Este resultado, así como las expectativas del inicio de nuevos proyectos, han influido para que las ventas al sector construcción en el 4T 2007 muestren una participación de 18% en las ventas totales de la empresa.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Gerente División Contraloría

Ferreyros

Ferreyros y Subsidiarias
Participación sectorial en las ventas
4T 2007 (En porcentajes)



Pesca 1%
Industria 2%
Comercio 3%
Transporte 5%
Agricultura 3%
Hidrocarburos 6%
Construccion 18%
Gobierno 3%
Otros 4%
Mineria 55%

Con el fin de mantener un sostenido crecimiento en ventas, Ferreyros viene realizando una serie de inversiones en infraestructura, entrenamiento y capacitación de personal, tanto en la oficina principal como en sucursales y subsidiarias. Se tiene previsto una inversión para el año 2008 de US$46 millones en Activos Fijos.

Es importante mencionar que en el mes de octubre del 2007, Ferreyros inauguró su nueva sede institucional que se encuentra ubicada en el distrito de Santiago de Surco. La inversión requerida para la construcción de este local ha sido financiada por el Banco de Crédito del Perú a través de un *leasing* financiero a cinco años.

La mudanza de las áreas de ventas y administrativas a la nueva sede, ha hecho posible un incremento en la infraestructura de talleres y almacenes de repuestos en su local de la Av. Industrial, para dar un mejor servicio posventa a las diferentes líneas que comercializa.

Resultado del año 2007

La utilidad neta del año 2007 ascendió a S/.126.8 millones en comparación con S/. 97.5 millones de soles del año anterior, lo cual representa un importante incremento de 30.0%.

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al cuarto trimestre del 2007 y 2006. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 4T 2007 ascendieron a S/. 492.2 millones, en comparación con S/. 377.8 millones del mismo período del año anterior, lo que equivale a un incremento de 30.3%, explicado por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos tanto nuevos como usados (productos principales) fueron superiores en 25.3% a las del 4T 2006 (S/. 253.4 millones en el 4T 2007; S/. 202.2 millones en el 4T 2006), debido a lo siguiente:

- Incremento de 13.6% en la venta de equipos *Caterpillar* (S/. 184.9 millones en el 4T 2007; S/. 162.9 millones en el 4T 2006), generado por la demanda creciente de equipos *Caterpillar* por parte de clientes del sector construcción y de empresas contratistas que ejecutan trabajos para la mediana minería.
- Incremento en la venta de equipos agrícolas de 173.2% (S/. 9.7 millones en el 4T 2007; S/. 3.5 millones en el 4T 2006), explicado por ventas de equipos agrícolas a clientes del sector agroexportador, por S/.2.3 millones.
- Aumento de 75.2% en las ventas de la línea automotriz (S/. 36.3 millones en el 4T 2007; S/. 20.7 millones en el 4T 2006), producido por ventas de volquetes *Iveco*, por S/ 20.2 millones, a empresas dedicadas a la construcción de carreteras y a la ejecución de obras de desarrollo y

Ferreyros S.A.A.

VICTOR ASTETE PALMA
División Contraloría

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

explotación, para empresas de la mediana minería.
- Incremento de 48.8% en las ventas de unidades usadas (S/. 22.4 millones en el 4T 2007; S/. 15.1 millones en el 4T 2006), debido, principalmente, a importantes ventas a empresas de la mediana mineria, por S/. 6.1 millones.

Las ventas de repuestos y servicios mostraron en el 4T 2007 un incremento de 11.2% en comparación con las del mismo período del año anterior (S/.158.9 millones en el 4T 2007; S/.142.9 millones en el 4T 2006), como consecuencia de mayores ventas a empresas de la gran minería.

Por otra parte, los ingresos por alquiler de equipos en el 4T 2007 fueron superiores en 151.7% a las del mismo período del año anterior (S/. 15.2 millones el 4T 2007; S/. 6.0 millones en el 4T 2006) debido a una mayor demanda de equipos de alquiler pesados, principalmente, por parte de clientes del sector construcción.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales
(En porcentajes)


Otros
11%
Agrícola
2%
Automotriz
9%
Caterpillar
78%

UTILIDAD EN VENTAS

La utilidad en ventas del 4T 2007 ascendió a S/. 96.8 millones en comparación con S/. 90.0 millones del año anterior, lo cual siginifica un incremento de 7.5%. En términos porcentuales, el margen bruto del 4T 2007 es inferior al del mismo período del año anterior (19.7% en el 4T 2007; 23.8% en el 4T 2006). La disminución en el margen bruto porcentual se debe: i) a una mayor participación de la venta de productos principales en la venta total de la compañía (el porcentaje de utilidad bruta de productos principales es bastante menor que la de repuestos y servicio); y ii) a una disminución significativa en el tipo cambio, que ocasionó una reducción en los precios de venta en soles, afectado consecuentemente los margenes brutos. Sin embargo, la disminución en la utilidad bruta fue compensada con la utilidad en cambio producida por de ajuste de los pasivos relacionados con la compra de los inventarios.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron en el cuarto trimestre de 2007 a S/. 76.9 millones, en comparación con S/. 52.1 millones del mismo período del año anterior, esto es, un incremento de 47.6%, atribuible, básicamente, a un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas, y a un incremento en los gastos fijos, atribuible a: i) aumento de remuneraciones para reponer la pérdida de poder adquisitivo por efecto de la inflación; ii) contratación de personal técnico para atender la futura demanda de servicios de mantenimiento y reparaciones iii) aumento en la provisión para cuentas de cobranza dudosa; y iii) gastos incurridos en la mudanza al nuevo local de Monterrico.

Los gastos de administración y ventas del año 2007 representan 13.0% de las ventas, en comparación con 13.7% del año anterior.

INGRESOS FINANCIEROS

Los ingresos financieros del cuarto trimestre de 2007 ascendieron a S/. 11.5 millones en comparación con S/. 7.5 millones del mismo período del año anterior, lo que representa un aumento de 52.9%, explicado por un incremento de intereses de cuentas por cobrar a mediano plazo y, adicionalmente, por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior (en el 4T 2007 las compras a proveedores fueron mayores que las del mismo período del año anterior como consecuencia del aumento significativo de las ventas).

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros: Evolución de los ingresos financieros (En S/. millones)


50
40
30
20
10
0
2004
2005
2006
2007
19.7
24.3
34.2
46.4

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 13.7 millones en el cuarto trimestre de 2007 en comparación con S/.8.7 millones del mismo período del año anterior, lo que representa un aumento de 57.6%, debido, principalmente, a un aumento de S/.274.9 millones en el pasivo promedio sujeto a pago de interés.El pasivo promedio en el 4T 2007 fue de S/.694.1 millones frente al pasivo promedio del 4T 2006 que fue de S/.419.2 millones. El incremento del pasivo promedio se explica, básicamente, por mayores compras de inventario debido a un importante crecimiento de las ventas, y a la necesidad de mantener mayores existencias para suplir la falta de abastecimiento de fábrica por aumento de la demanda mundial de sus productos. Adicionalmente, el crecimiento de los gastos financieros fue producido por un ligero aumento en la tasa de interés de las obligaciones en dólares con instituciones financieras nacionales. Este aumento fue compensado, en parte, con un menor pago en soles de intereses pactados en dólares americanos, debido a la caída del tipo de cambio (la mayor parte de las obligaciones de la compañía han sido contraídas en dicha moneda extranjera).

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En el 4T del 2007 se registró en este rubro la participación de la compañía en los resultados de una asociada del sector seguros por S/. 5.0 millones.

OTROS INGRESOS (EGRESOS)

En el cuarto trimestre de 2007 se registró en este rubro un egreso neto de S/. 1.4 millones en comparación con un ingreso neto de S/. 3.6 millones del mismo período del año anterior. En el cuarto trimestre de 2007, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para desvalorización de inversiones; ii) un ingreso de S/. 0.2 millones por resoluciones de contrato; iii) un ingreso de S/. 0.1 millones por alquiler de locales; iv) un ingreso de S/.0.7 millones por servicios diversos prestados a una empresa minera, y v) otros egresos netos por S/. 1.1 millones. En el cuarto trimestre de 2006, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.6 millones por resoluciones de contrato; ii) un ingreso de S/. 0.1 millones por alquiler de locales; iii) un ingreso de S/. 0.6 millones por servicios prestados a una empresa minera, y iv) un ingreso neto de S/. 2.3 millones por otros conceptos.

UTILIDAD (PÉRDIDA) EN CAMBIO

El cuarto trimestre de 2007 y el cuarto trimestre de 2006 incluyen utilidad en cambio por S/. 14.9 millones y S/. 3.8 millones, respectivamente. En ambos periodos la utilidad fue producida por la apreciación del nuevo sol frente al dólar norteamericano (2.92% el cuarto trimestre de 2007 y 1.64% el cuarto trimestre de 2006).

En el caso de Ferreyros, el importe de las cuentas por pagar en moneda extranjera es mayor que el de las cuentas por cobrar en la misma moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del cuarto trimestre de 2007 y de 2006 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del cuarto trimestre de 2007 ascendió a S/. 23.7 millones en comparación con S/. 27.7 millones del mismo periodo del año anterior, esto es, una disminución de 14.3%, debido, principalmente a un incremento en los gastos de administración y ventas, menores ingresos diversos y mayores

FERREYROS S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Contraloría

gastos financieros, compensados parcialmente con el incremento de la utilidad bruta y un aumento de la utilidad en cambio.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) en el 2007 ascendió a S/. 255.2 millones frente a S/. 205.4 millones del mismo período del año anterior, lo cual representa un incremento de 24.2%.

ANÁLISIS DEL BALANCE GENERAL

El total de activos al 31 de diciembre de 2007 ascendió a S/. 1,536.3 millones en comparación con S/. 1,122.3 millones al 31 de diciembre de 2006, lo que representa un incremento neto de S/. 413.9 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de Existencias por S/. 239.6 millones debido a: i) un aumento de S/.261.6 millones por compras efectuadas en el periodo para atender el crecimiento de las ventas y para suplir la falta de abastecimiento de fábrica debido a la gran demanda mundial, lo cual ha ocasionado una ampliación del tiempo de reposición del inventario de 3 a 5 meses, en promedio; ii) una disminución neta de S/. 18.0 millones por transferencia de equipos de alquiler y componentes de intercambio del inventario al activo fijo; y iii) una reducción de S/. 4.0 millones por incremento de la provisión para desvalorización de existencias.

b) Aumento neto del Activo Fijo por S/. 100.2 millones, que se explica por: i) un aumento de S/. 94.1 millones por compras de equipos para la flota de alquiler; ii) un aumento de S/. 78.0 millones por compras de otros activos fijos (S/.24.1 por construcción del nuevo local, S/. 13.6 millones por construcción de central térmica, S/. 9.8 por compras de maquinaria y equipo de taller, S/. 6.0 por remodelación de talleres del CRC, S/. 4.8 por compra de local para almacenaje de máquinas y S/. 19.7 por compras de otros activos fijos); iii) un incremento neto de S/. 18.0 millones por transferencia de equipo de alquiler y componentes de intercambio del inventario al activo fijo; iv) una disminución de S/.47.0 millones por ventas de activos fijos; v) una reducción de S/.45.7 millones por aumento en la depreciación acumulada; y vi) un aumento de S/. 2.8 millones por disminución en la provisión para desvalorización de activo fijo.

Al 31 de diciembre de 2007, el total de pasivos ascendió a S/. 1,025.9 millones en comparación con S/. 712.4 millones al 31 de diciembre de 2006, lo que equivale a un incremento de S/. 313.6 millones. La conformación de las obligaciones de la empresa al 31 de diciembre del 2007 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente es de 1.43 para el 2007 y el 2006.

El ratio de apalancamiento financiero al 31 de diciembre de 2007 es 1.37 en comparación con 1.13 al 31 de diciembre de 2006. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

División Contraloría

Ferreyros S.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

ANEXO 1

Estado de Ganancias y Pérdidas

(En miles de nuevos soles)

	4T 07	%	3T 07	%	4T 06	%	4T 07/ 3T 07 %	4T 07/ 4T 06 %	Acumulado al 31-12-07	%	Acumulado al 31-12-06	%	Variación %
Ventas Netas	492,187	100.0	461,971	100.0	377,804	100.0	6.5	30 3	1,935,325	100 0	1,447,430	100 0	33 7
Costo de Ventas	(395,374)	-80.3	(358,922)	-77 3	(287,784)	-76 2	10 8	37 4	(1,528,016)	(79 0)	(1,117,787)	(77.2)	36 7
Utilidad en ventas	**96,813**	**19.7**	**106,049**	**22.7**	**90,020**	**23.8**	**-7.8**	**7.5**	**407,309**	**21.0**	**329,643**	**22.8**	**23.6**
Gastos de Venta y Administración	(76,946)	-15.6	(61,846)	-13 4	(52,133)	-13.8	24 4	47 6	(252,146)	(13 0)	(198,611)	(13.7)	27 0
Otros Ingresos (Egresos), neto	(1,414)	-0.3	(1,574)	-0 3	3,583	0.9	-10 1	-139 5	(3,086)	(0 2)	5,520	0.4	(155.9)
Utilidad en operaciones	**18,454**	**3.7**	**41,629**	**9.0**	**41,471**	**11.0**	**-55.7**	**-55.5**	**152,077**	**7.9**	**136,552**	**9.4**	**11.4**
Ingresos Financieros	11,503	2 3	13,158	2.8	7,524	2.0	-12 6	52 9	46,379	2 4	34,235	2 4	35.5
Utilidad (Pérdida) en cambio	14,858	3 0	10,713	2 3	3,780	1.0	38 7	293 1	28,829	1.5	18,591	1 3	55 1
Gastos Financieros	(13,739)	-2 8	(12,786)	-2 8	(8,720)	-2 3	7 5	57 6	(47,475)	(2.5)	(34,361)	(2 4)	38 2
Participación en los resultados de asociada bajo el método de participación patrimonial	5,008	1.0	803	0.2	(154)	-0.0	523 6	-3,344 9	13,246	0.7	2,017	0.1	556.7
Utilidad antes de Participaciones e Impuesto a la Renta	**36,084**	7.3	**53,517**	11.6	**43,900**	11.6	-32.8	-17 8	**193,056**	**10.0**	**157,034**	**10.8**	**22.9**
Participaciones	(2,742)	-0.6	(4,115)	-0.9	(3,659)	-1.0	-33 4	-25 1	(14,766)	(0 8)	(13,324)	(0.9)	10 8
Utilidad antes de Impuesto a la Renta	**33,342**	6.8	**49,402**	10.7	**40,241**	10.7	-32 5	-17 1	**178,290**	**9.2**	**143,710**	**9.9**	**24.1**
Impuesto a la Renta	(9,628)	-2.0	(14,595)	-3.2	(12,577)	-3.3	-34 0	-23 4	(51,476)	(2.7)	(46,164)	(3 2)	11.5
Utilidad neta	**23,714**	4 8	**34,807**	7.5	**27,664**	7.3	-31 9	-14 3	**126,814**	**6.6**	**97,546**	**6.7**	**30.0**

División Contraloría

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS ANEXO 2

Balance General

(En miles de nuevos soles)

	31-Dic-07	31-Dic-06	Variación % 31-Dic-07 31-Dic-06
Caja y bancos	45,897	48,761	-5.9
Cuentas por cobrar comerciales	343,793	315,270	9.0
Otras cuentas por cobrar	24,586	13,280	85.1
Inventarios	642,102	402,508	59.5
Gastos pagados por adelantado	2,958	5,493	-46.1
Activo Corriente	**1,059,337**	**785,312**	34.9
Cuentas por cobrar comerciales a largo plazo	48,549	40,754	19.1
Equipo de alquiler	181,271	113,830	59.2
Otros activos fijos	416,941	359,450	16.0
	598,213	473,280	26.4
Depreciación acumulada	(230,671)	(205,988)	12.0
Inmueble, maquinaria y equipo, neto	367,541	267,292	37.5
Inversiones	39,464	20,826	89.5
Otros activos no corrientes	21,444	8,156	162.9
Activo no Corriente	**476,998**	**337,028**	41.5
Total Activo	**1,536,335**	**1,122,340**	36.9
Deuda de corto plazo	95,568	92,996	2.8
Otros pasivos corrientes	647,485	455,338	42.2
Pasivo corriente	**743,053**	**548,334**	35.5
Deuda de largo plazo	282,902	164,061	72.4
Total Pasivo	**1,025,955**	**712,395**	44.0
Ganancias diferidas	**12,930**	**10,889**	18.7
Patrimonio	**497,450**	**399,056**	24.7
Total Pasivo y Patrimonio	**1,536,335**	**1,122,340**	36.9
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	43,468	32,618	
UAIDA	**255,170**	**205,422**	24.2
Ratios Financieros			
Ratio corriente	1.43	1.43	
Apalancamiento Financiero	1.37	1.13	
Valor contable por acción	1.63	1.31	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A Y SUBSIDIARIAS

ANEXO 3

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	4T 07	%	3T 07	%	4T 06	%	4T 07/ 3T 07 %	4T 07/ 4T 06 %	Acumulado al 31-12-2007	%	Acumulado al 31-12-2006	%	Variación %
Caterpillar:													
Gran minería	79,989	16.3	27,115	5.9	100,037	26.5	195.0	-20.0	246,062	12.7	212,398	14.7	15.9
Otros	104,966	21.3	136,928	29.6	62,841	16.6	-23.3	67.0	522,636	27.0	336,710	23.3	55.2
	184,955	37.6	164,043	35.5	162,879	43.1	12.7	13.6	768,698	39.7	549,107	37.9	40.0
Equipos agrícolas	9,697	2.0	10,129	2.2	3,549	0.9	-4.3	173.2	36,303	1.9	23,156	1.6	56.8
Automotriz	36,267	7.4	41,046	8.9	20,703	5.5	-11.6	75.2	151,700	7.8	48,468	3.3	213.0
Unidades usadas	22,433	4.6	13,580	2.9	15,080	4.0	65.2	48.8	77,562	4.0	71,543	4.9	8.4
	253,352	51.5	228,799	49.5	202,211	53.5	10.7	25.3	1,034,264	53.4	692,274	47.8	49.4
Repuestos y servicios	158,943	32.3	170,054	36.8	142,934	37.8	-6.5	11.2	639,930	33.1	635,703	43.9	0.7
Alquileres	15,224	3.1	13,812	3.0	6,049	1.6	10.2	151.7	45,187	2.3	19,305	1.3	134.1
Otras ventas de subsidiarias	64,668	13.1	49,306	10.7	26,610	7.0	31.2	143.0	215,944	11.2	100,148	6.9	115.6
Total	492,187	100.0	461,971	100.0	377,804	100.0	6.5	30.3	1,935,325	100.0	1,447,430	100.0	33.7

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2007
Minería	49.4%
Construcción	23.2%
Transporte	6.3%
Hidrocarburos	4.4%
Pesca	3.0%
Industria	2.8%
Agricultura	2.9%
Comercio y Servicic	2.5%
Gobierno	1.8%
Otros	3.8%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

PALMA
Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 31 de diciembre del 2007
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	106,866	81,588	7,713	17,565
Papeles Comerciales	12,200	12,200		
Proveedores:				
Caterpillar	32,425	32,425		
Otros	49,836	49,836		
Bonos corporativos	72,500		17,500	55,000
Caterpillar Financial Services	28,301		6,785	21,516
Otros pasivos	40,200	40,200		
Total	342,327	216,248	31,998	94,081

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Por el período terminado el 31 de diciembre del 2007

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 , de las NIIF de la 1 a la 6 y de las SIC de la 1 a la 33.

La NIC 27 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2006.

Moneda funcional y de presentación

Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

Gerente División Contraloría

2) ADQUISICIÓN DE EMPRESA

El 30 de noviembre de 2006 la Compañía suscribió el contrato de adquisición del 100% de las acciones de la empresa Mega Caucho Representaciones S.A.C, empresa que se dedica principalmente a la venta, distribución y servicio de neumáticos de la marca Good Year, con el objeto de desarrollar y atender el mercado de minería subterránea. La transferencia de las acciones se llevó a cabo el 2 de enero de 2007. Los valores razonables de los activos identificables de dicha empresa fueron los siguientes:

	S/.000
Caja	7
Existencias	1,215
Impuestos pagados por adelantado	324
Inmuebles,mobiliario y equipo, neto	492
Otros activos	50
Pasivo	(2,083)
	5
Crédito mercantil	5,290
Valor pagado	5,295

En adición, como parte del Convenio de transferencia de acciones, el 31 de enero de 2007, Ferreyros S.A.A. efectuó un aporte de capital por S/. 2,083,000 para que Mega Caucho Representaciones S.A.C. cancele íntegramente los pasivos que figuraban en el balance al 2 de enero de 2007

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-12-07		31-12-06	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	398,917	52,586	371,271	45,249
Intereses diferidos	(11,249)	(4,037)	(11,707)	(4,495)
Provisión para cuentas de cobranza dudosa	(43,875)		(44,294)	
	343,793	48,549	315,270	40,754

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19918

4) EXISTENCIAS

Este rubro comprende:

	31-12-07	31-12-06
	S/.000	S/.000
Máquinas, motores y automotores	339,559	155,078
Repuestos	106,627	108,490
Mercaderías	31,572	22,560
Servicios de taller en proceso	30,137	23,237
Productos en proceso	5,114	3,472
Materias primas y material de empaque	3,985	3,632
Existencias por recibir	136,810	98,547
	653,804	**415,016**
Provisión para desvalorización de existencias	(11,702)	(12,508)
	642,102	**402,508**

El movimiento del año de la provisión para desvalorización de existencias fue el siguiente:

	31-12-07	31-12-06
	S/.000	S/.000
Saldo inicial	12,508	19,218
Adiciones del período	5,541	12,242
Adiciones por transferencias	734	0
Aplicaciones por ventas	(7,081)	(18,952)
Saldo final	**11,702**	**12,508**

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

5) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	**53,734**	2,339	(6,278)	-	-	**49,794**
Edificios y otras construcciones	**97,357**	1,771	(3,391)	31,327	-	**127,064**
Instalaciones	**11,291**	1,673	(508)	-	-	**12,456**
Maquinaria y Equipo	**133,984**	30,662	(4,201)	7,431	-	**167,877**
Maquinaria y Equipo- Flota de Alquiler	**113,830**	94,102	(23,903)	(2,758)	-	**181,271**
Unidades de Transporte	**9,397**	2,144	(1,257)	(81)	-	**10,204**
Muebles y Enseres	**38,062**	7,272	(101)	2,378	-	**47,611**
Trabajos en Curso	**20,353**	32,114	(14,052)	(36,478)	-	**1,937**
	478,008	**172,076**	**(53,691)**	**1,819**	-	**598,213**
Depreciación Acumulada -						
Edificios y otras construcciones	**39,799**	7,029	(1,404)	-	-	**45,423**
Instalaciones	**7,311**	700	(100)	-	-	**7,912**
Maquinaria y Equipo	**93,943**	13,180	(1,679)	(95)	-	**105,349**
Maquinaria y Equipo- Flota de Alquiler	**27,309**	19,006	(2,756)	(13,572)	-	**29,987**
Unidades de Transporte	**7,452**	834	(777)	(222)	-	**7,287**
Muebles y Enseres	**30,174**	2,602	(19)	-	-	**32,757**
	205,988	**43,350**	**(6,735)**	**(13,889)**	-	**228,714**
Provisión para desvalorización	**(4,728)**	(228)	847	799	1,352	**(1,958)**
Costo Neto -	**267,292**					**367,541**

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18910

6) DEUDAS A LARGO PLAZO

Al 31 de Diciembre del 2007 y del 2006, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado	Saldos pendientes de pago: Total 2007	Total 2006	Total 2007	Total 2006	Corriente 2007	Corriente 2006	No Corriente 2007	No Corriente 2006
			US$000	US$000	US$000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% y a tasa de interés anual de 7.0% con garantías de cuentas por cobrar, inmuebles, maquinaria y equipo	Pagarés	Trimestral y semestral hasta el 2012	60,000/ (1) 28,301	28,301	9,593	84,819	30,669	20,335	6,398	64,484	24,271
Bonos Ferreyros Bonos emitidos cuarta emisión en serie A y B del primer programa que devengan intereses anuales de 5.81%, 6.06%, 6.25% y 6.13% y primera emisión del primer programa de bonos corporativos serie A que devengan intereses anuales 5.81% con garantía del patrimonio de la Compañía. Asimismo tercera emision del primer programa de bonos corporativos serie A que devengan intereses anuales de 6.12%	Bonos Corporativos	Hasta noviembre del 2011	72,500/ (2) 72,500	72,500	50,000	217,283	159,850	52,448	55,948	164,835	103,902
Instituciones financieras locales y del exterior Pagarés con instituciones locales a la tasa de interés anual del 6%	Pagarés	Trimestral hasta el 2013	20,000/ 12,722	12,722	10,660	38,128	34,081	18,978	19,050	19,150	15,031
Otros pagarés con instituciones locales a diferentes tasas de interés	Pagarés			12,870	12,065	38,571	25,445	4,139	4,589	34,432	20,856
				126,393	82,318	378,800	250,046	95,899	85,985	282,902	164,061

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Gerente División Contraloría

7) REEMBOLSOS DE TITULOS DE DEUDA

Las redenciones por títulos de deuda en el año son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Bonos corporativos			
Tercera emisión, Serie A, del primer programa	Enero del 2007	625	1,873
Tercera emisión, Serie A, del primer programa	Abril del 2007	625	1,873
Tercera emisión, Serie A, del primer programa	Julio del 2007	625	1,873
Tercera emisión, Serie A, del primer programa	Octubre del 2007	625	1,873
Cuarta emisión, Serie A, del primer programa	Julio del 2007	7,500	22,478
Papeles comerciales			
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Abril del 2007	5,000	14,985
Primera emisión, Serie C, del segundo programa de instrumentos de corto plazo Ferreyros	Julio del 2007	5,000	14,985
Primera emisión, Serie B, del primer programa	Noviembre del 2007	7,500	22,478
Totales		27,500	82,418

Los intereses devengados por títulos de deuda ascienden a S/. 10.5 millones.

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10816

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2007			2006		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,666,334	277,618	1,943,952	1,242,922	191,128	1,434,050
Utilidad de operación	124,769	27,308	152,077	125,628	10,924	136,552
Principales activos:						
Activos fijos	246,001	121,540	367,541	188,685	78,607	267,292
Existencias	521,960	120,142	642,102	327,196	75,312	402,508
Cuentas por Cobrar	321,720	70,622	392,342	286,762	69,262	356,024

9) PATRIMONIO

Al 31 de diciembre de 2007, el capital autorizado, suscrito y pagado asciende a S/. 335,749,154.40 , formalizado mediante escritura pública y representado por 305,226,504 acciones comunes de un valor nominal de S/. 1.10 cada una.

En Junta General de Accionistas del 28 de marzo del 2007 se aprobó la distribución de dividendos en efectivo por S/. 28.4 millones y la capitalización de resultados acumulados por S/. 51.6 millones. Asimismo, se aprobó la transferencia a reserva legal de S/. 9.8 millones provenientes de la utilidad neta del año 2006.

10) CONTINGENCIAS Y COMPROMISOS

Al 31 de diciembre del 2007, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.6.4 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.22.9 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat 10016

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 34.4 y S/. 5.6 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación ante la Administración tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006 por un total de S/. 1.2 millones, incluidos intereses. La Compañía presentó un recurso de reclamación ante la Administración Tributaria.

e. Al 31 de diciembre del 2007, la Compañía mantiene en proceso de reclamación, juicios por US $ 820 miles por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de diciembre del 2007, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 6.4 millones y US $ 20.0 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 2.5 millones, que garantizan transacciones diversas.

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		31-12-07	31-12-06	31-12-07	31-12-06
Utilidad neta	S/.	23,713,769	27,664,392	126,813,945	97,545,892
Promedio ponderado de las acciones comunes en circulación		305,226,504	305,226,504	305,226,504	305,226,504
Utilidad básica por acción	S/.	0.078	0.091	0.415	0.320

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2007	2006
	S/.000	S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinarias y equipo	81,990	67,912
Transferencias de inmuebles, maquinarias y equipo a existencias	64,582	42,847

END

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18016